

May 7, 2024

Ke Chen
Chief Executive Officer
WF International Ltd.
No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road
Chengdu, Sichuan, China, 610041

      **Re: WF International Ltd.**
          **Amendment No. 1 to Registration Statement on Form F-1**
          **Filed April 11, 2024**
          **File No. 333-275382**

Dear Ke Chen:

      We have reviewed your amended registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed April 11, 2024

Prospectus Summary
Our Corporate History and Structure, page 4

1.     Please revise to disclose the reasons for creating and incorporating WF International Nevada LLC in December 2023 here and elsewhere as appropriate.

Risk Factors, page 18

2.     Please revise the risk factor on page 32 regarding the failure to make adequate contributions to various employee benefit plans to clarify what you mean when you state you pay the social insurance premium and housing funds on a lower basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 68

3.      We refer you to note 8 of your audited financial statements which indicates that
        you repaid two of your four short-term bank loans during December 2023 and January
        2024. We further note there are two loans that have not been specifically identified as
        being repaid and that such loans matured in December 2023. Please address the following:
        • Please tell us and revise your filing to clarify from what source you have repaid the
          $411,185 and $685,307 loans.
        • Please tell us and revise your filing to clarify the status of the $479,714 and $342,654
          loans. In that regard, please clarify if such loans have been repaid, extended, in
          default, refinanced, or received some other action as of the date of your filing.

        Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please
contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other
questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc:     Richard I. Anslow